Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011 and
underlying supplement no. 1-I dated November 14, 2011	Term sheet to Product Supplement No. 4-I Registration Statement No. 333-177923 Dated July 20, 2012; Rule 433

Structured Investments	$ Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund due January 24, 2014

General

•	The notes are designed for investors who seek a return of 2 times the appreciation of an unequally weighted basket consisting of two exchange-traded funds over the term of the notes, up to a maximum return that will not be less than 18.25%* or greater than 19.75%*. Investors should be willing to forgo interest and dividend payments and, if the Ending Basket Level is less than the Starting Basket Level by more than 10%, be willing to lose up to 90% of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Senior unsecured debt obligations of JPMorgan Chase & Co. maturing January 24, 2014†.
•	Minimum denominations of $1,000 and integral multiples thereof.
•	The notes are expected to price on or about July 20, 2012 and are expected to settle on or about July 25, 2012.

Key Terms

Basket:	The notes are linked to an unequally weighted basket consisting of the iShares® MSCI EAFE Index Fund (“EFA”) and the iShares® MSCI Emerging Markets Index Fund (“EEM”) (each, a “Basket Index Fund” and together, the “Basket Index Funds”).
Component Weighting:	The iShares® MSCI EAFE Index Fund Component Weighting is 70% and the iShares® MSCI Emerging Markets Index Fund Component Weighting is 30% (each, a “Component Weighting” and together, the “Component Weightings”).
Upside Leverage Factor:	2
Payment at Maturity:	If the Ending Basket Level is greater than the Starting Basket Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by 2, subject to the Maximum Return that will not be less than 18.25%* or greater than 19.75%* at maturity. For example, assuming a Maximum Return of 18.25%*, if the Basket Return is equal to or greater than 9.125%, you will receive the Maximum Return of 18.25%*, which entitles you to a maximum payment at maturity of $1,182.50* for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Return:
$1,000 + ($1,000 × Basket Return × 2) * The actual Maximum Return will be set on the pricing date and will not be less than 18.25% or greater than 19.75%.

If the Ending Basket Level is equal to or less than the Starting Basket Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level is less than the Starting Basket Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Basket Level is less than the Starting Basket Level beyond 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Basket Return + 10%)]
If the Ending Basket Level is less than the Starting Basket Level by more than 10%, you would lose up to $900 per $1,000 principal amount note at maturity.
Buffer Amount:	10%, which results in a minimum payment of $100 per $1,000 principal amount note.
Basket Return:	The performance of the Basket from the Starting Basket Level to the Ending Basket Level, calculated as follows: Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	On the Observation Date, the Basket Closing Level will be calculated as follows:
100 × [1 + (EFA × 70% ) + (EEM × 30%)]
Each of the EFA Return and EEM Return reflects the performance of the relevant Basket Index Fund, expressed as a percentage, from the closing price of that Basket Index Fund on the pricing date (divided by the applicable Share Adjustment Factor) to the closing price of that Basket Index Fund on the Observation Date. For additional information, see “Description of Notes – Payment at Maturity” in the accompanying product supplement no. 4-I.
Share Adjustment Factor:	With respect to each Basket Index Fund, 1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes – Payment at Maturity” and “General Terms of Notes – Additional Fund Provisions – A. Anti-Dilution Adjustments” in the accompanying product supplement no. 4-I for further information about these adjustments.
Observation Date†:	January 21, 2014
Maturity Date†:	January 24, 2014
CUSIP:	48125VU81
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes – Postponement of a Determination Date – A. Notes Linked to a Single Component” in the accompanying product supplement no. 4-I.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 4-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 4-I, underlying supplement no. 1-I, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	If the notes priced today and assuming a Maximum Return of 18.25%, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $17.50 per $1,000 principal amount note and may use a portion of that commission to pay selling concessions to other unaffiliated or affiliated dealers of approximately $2.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $17.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS exceed $17.50 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-77 of the accompanying product supplement no. 4-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

July 20, 2012

Recent Developments

On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon. The restatement will have the effect of reducing our reported net income for the 2012 first quarter by $459 million. The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office. Our principal transactions revenue, total net revenue and net income for the first six months of 2012, and the principal transactions revenue, total net revenue and net income of our Chief Investment Office for the first six months of 2012, will remain unchanged as a result of the restatement.

We also reported, on July 13, 2012, management’s determination that a material weakness existed in our internal control over financial reporting at March 31, 2012.  During the first quarter of 2012, the size and characteristics of the synthetic credit portfolio changed significantly. These changes had a negative impact on the effectiveness of our Chief Investment Office’s internal controls over valuation of the synthetic credit portfolio. Management has taken steps to remediate the internal control deficiencies, including enhancing management oversight over valuation matters. The control deficiencies were substantially remediated by June 30, 2012. For further discussion, please see Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.

The reported trading losses have led to heightened regulatory scrutiny and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us, and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 and “Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co.” in this term sheet for further discussion.

On July 13, 2012, we also announced earnings for the second quarter of 2012. See our Current Report on Form 8-K dated July 13, 2012 (related solely to Item 2.02 and related exhibits under Item 9.01) for more information about our 2012 second quarter results.

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I and the underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC’s website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC’s website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by 2, up to the Maximum Return on the notes. The actual Maximum Return will be set on the pricing date and will not be less than 18.25% or greater than 19.75%, for a maximum payment at maturity that will not be less than $1,182.50 or greater than $1,197.50 for every $1,000 principal amount note. Because the notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
•	LIMITED BUFFER AGAINST LOSS — We will pay you your principal back at maturity if the Ending Basket Level is not less than the Starting Basket Level by more than 10%. If the Ending Basket Level is less than the Starting Basket Level by more than 10%, for every 1% that the Ending Basket Level is less than the Starting Basket Level by more than 10%, you will lose an amount equal to 1% of the principal amount of your notes.
•	DIVERSIFICATION AMONG THE BASKET INDEX FUNDS — Because the iShares® MSCI EAFE Index Fund makes up 70% of the Basket, we expect that generally the market value of your notes and your payment at maturity will depend significantly on the performance of the iShares® MSCI EAFE Index Fund.

The return on the notes is linked to an unequally weighted basket consisting of the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund. BlackRock Fund Advisors (“BFA”) is the investment advisor to the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund. The iShares® MSCI EAFE Index Fund is an exchange-traded fund of iShares Trust, which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI EAFE Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian (Australian and Asian), and Far Eastern markets, as measured by the MSCI EAFE® Index, which we refer to as the EFA Underlying Index. The EFA Underlying Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected countries in Europe, Australasia and the Far East. The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund

JPMorgan Structured Investments —	TS-1
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund

of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets as measured by the MSCI Emerging Markets Index, which we refer to as the EEM Underlying Index. The EEM Underlying Index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the MSCI indices for selected emerging markets countries. We refer to each of the EFA Underlying Index and the EEM Underlying Index as an “Underlying Index”. For additional information about each Basket Index Fund, see “The iShares® MSCI EAFE Index Fund” and “The iShares® MSCI Emerging Markets Index Fund” in the accompanying underlying supplement no. 1-I.

•	CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. As described therein, we and you will agree to characterize and treat the notes for U.S. federal income tax purposes as “open transactions.” Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Sidley Austin llp, it is reasonable to treat your purchase and ownership of the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the notes could be treated either as subject (in whole or in part) to the “constructive ownership transaction” rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), as discussed in the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I, or as “contingent payment debt instruments.”

A “constructive ownership transaction” includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Basket Index Funds). Under the “constructive ownership” rules, if an investment in the notes is treated as a “constructive ownership transaction,” any long-term capital gain recognized by a U.S. Holder in respect of a note will be recharacterized as ordinary income to the extent such gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Code) of the U.S. Holder (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of the sale, exchange, settlement or maturity of the note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, settlement or maturity of the note).

Although the matter is not clear, there exists a risk that an investment in the notes will be treated as a “constructive ownership transaction.” If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. Holder in respect of a note will be recharacterized as ordinary income. Accordingly, U.S. Holders should consult their tax advisors regarding the potential application of the “constructive ownership” rules.

Moreover, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Subject to certain assumptions and representations received from us, the discussion in this section entitled “Capital Gains Tax Treatment,” when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin llp regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Basket, the Basket Index Funds, the Underlying Indices or any of the equity securities underlying the Basket Index Funds.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4-I dated November 14, 2011 and the accompanying underlying supplement no. 1-I dated November 14, 2011.

•	RESTATEMENT AND NON-RELIANCE OF OUR PREVIOUSLY FILED INTERIM FINANCIAL STATEMENT FOR THE FIRST QUARTER OF 2012— On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon. As a result, we will be filing an
JPMorgan Structured Investments —	TS-2
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund

amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. When making an investment decision to purchase the notes, you should not rely on our interim financial statements for the first quarter of 2012 until we file an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. See “Recent Developments” in this term sheet and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.
•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee the full return of the principal amount of your notes. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to loss if the Ending Basket Level is less than the Starting Basket Level by more than 10%.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Basket, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the pricing date and will not be less than 18.25% or greater than 19.75%.
•	Credit Risk of JPMorgan Chase & Co. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

In particular, on June 21, 2012, Moody’s Investors Services downgraded our long-term senior debt rating to “A2” from “Aa3” as part of its review of 15 banks and securities firms with global capital markets operations. Moody’s also maintained its “negative” outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to “A+” from “AA-” and placed us on negative rating watch for a possible further downgrade, and Standard & Poor’s Ratings Services changed its outlook on us to “negative” from “stable,” indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the notes. See “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2011.

In addition, on July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012. The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office. We also reported, on July 13, 2012, management’s determination that a material weakness existed in our internal control over financial reporting at March 31, 2012.

The reported trading losses have led to heightened regulatory scrutiny and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us, and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See “Recent Developments” in this term sheet and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 for further discussion.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines. It is possible that these hedging activities or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.
•	CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
•	CHANGES IN THE VALUES OF THE BASKET INDEX FUNDS MAY OFFSET EACH OTHER — Price movements in the Basket Index Funds may not correlate with each other. At a time when the value of one of the Basket Index Funds increases, the value of the other Basket Index Fund may not increase as much or may even decline. Therefore, in calculating the Basket Return, increases in the value of one of the Basket Index Funds may be moderated, or more than offset, by lesser increases or declines in the value of the other Basket Index Fund.
•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the equity securities held by each Basket Index Fund are converted into U.S. dollars for purposes of calculating the net asset value of such

JPMorgan Structured Investments —	TS-3
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund

Basket Index Fund, your notes will be exposed to currency exchange rate risk with respect to each of the countries represented in the Basket Index Funds. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the equity securities held by the Basket Index Funds. If, taking into account such weighting, the U.S. dollar strengthens against the respective component currencies, the value of the applicable Basket Index Funds, and consequently, the Basket Return, will be adversely affected and the payment at maturity may be reduced.

•	THERE ARE RISKS ASSOCIATED WITH THE BASKET INDEX FUNDS — Although shares of the Basket Index Funds are listed for trading on NYSE Arca, Inc. (“NYSE Arca”) and a number of similar products have been traded on NYSE Arca and other national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Basket Index Funds or that there will be liquidity in the trading market. The Basket Index Funds are subject to management risk, which is the risk that the investment strategies of their investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. BlackRock Fund Advisors (“BFA”) is currently the investment adviser for the Basket Index Funds. BFA may invest up to 10% of a Basket Index Fund’s assets in securities not included in the applicable Underlying Index, futures contracts, options on futures contracts, other types of options and swaps related to the applicable Underlying Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates. Any such action could adversely affect the market price of the shares of either or both of the Basket Index Funds, and consequently, the Basket Return and the value of the notes.
•	DIFFERENCES BETWEEN THE BASKET INDEX FUNDS AND THEIR RESPECTIVE UNDERLYING INDICES — The Basket Index Funds do not fully replicate their respective Underlying Indices, and their performance will reflect additional transaction costs and fees that are not included in the calculation of the respective Underlying Indices, all of which may lead to a lack of correlation between the Basket Index Funds and their respective Underlying Indices. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Basket Index Funds and their respective Underlying Indices. Finally, because the shares of the Basket Index Funds are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of a Basket Index Fund may differ from the net asset value per share of such Basket Index Fund. For all of the foregoing reasons, the performance of the Basket Index Funds may not correlate with the performance of their respective Underlying Indices.
•	NON-U.S. SECURITIES RISK — The equity securities underlying the Basket Index Funds have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.
•	EMERGING MARKETS RISK — The foreign equity securities held by the iShares® MSCI Emerging Markets Index Fund have been issued by non-U.S. companies located in emerging markets countries. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Any of the foregoing could adversely affect the market value of shares of the iShares® MSCI Emerging Markets Index Fund and the notes.
•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Basket Index Funds would have.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE ANTI-DILUTION PROTECTION FOR THE BASKET INDEX FUNDS IS LIMITED —The calculation agent will make adjustments to the Share Adjustment Factor for a Basket Index Fund for certain events affecting the shares of such Basket Index Fund. However, the calculation agent will not make an adjustment in response to all events
JPMorgan Structured Investments —	TS-4
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund

that could affect the shares of each Basket Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price per share of the Basket Index Funds on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
•	the actual and expected volatility of the Basket Index Funds;
•	the time to maturity of the notes;
•	the dividend rate on the equity securities held by the Basket Index Funds;
•	interest and yield rates in the market generally as well as in each of the markets of the equity securities held by the Basket Index Funds;
•	the occurrence of certain events affecting the Basket Index Funds that may or may not require an adjustment to the Share Adjustment Factor;
•	a variety of economic, financial, political, regulatory and judicial events that affect the equity securities held by the Basket Index Funds or the stock markets generally;
•	the exchange rate and the volatility of the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by the Basket Index Funds are denominated and the correlation between those rates and the prices of shares of the Basket Index Funds;
•	the occurrence of certain events affecting the Basket Index Funds that may or may not require an adjustment to the Share Adjustment Factor; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —	TS-5
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund

What Is the Total Return and Payment on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table and examples illustrate the hypothetical total return at maturity and the hypothetical payment at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns and hypothetical payments at maturity set forth below reflect the Upside Leverage Factor of 2, the Starting Basket Level of 100 and the Buffer Amount of 10% and assume a Maximum Return on the notes of 18.25% (the low point of the expected range on the cover of this term sheet). The actual Maximum Return will be set on the pricing date and will not be less than 18.25% or greater than 19.75%. The hypothetical total returns and hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual total returns or payments at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. These hypothetical returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns shown below would likely be lower.

The following graph demonstrates the hypothetical total return on the notes at maturity for a sub-set of the Basket Returns detailed above (-30% to 30%). Your investment may result in a loss of up to 90% of your principal at maturity.

JPMorgan Structured Investments —	TS-6
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by 2 does not exceed the Maximum Return of 18.25%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5% × 2) = $1,100

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 95. Although the Basket Return is negative, because the Ending Basket Level of 95 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 70. Because the Basket Return is negative and the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-30% + 10%)] = $800

Example 4: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 115. Because the Ending Basket Level of 115 is greater than the Starting Basket Level of 100, and the Basket Return of 15% multiplied by 2 exceeds the Maximum Total Return of 18.25%, the investor receives a payment at maturity of $1,182.50 per $1,000 principal amount note, the maximum payment on the notes.

Example 5: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 0. Because the Basket Return is negative and the Ending Basket Level of 0 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $100 per $1,000 principal amount note, which reflects the limited buffer against loss provided by the Buffer Amount of 10%, calculated as follows:

$1,000 + [$1,000 × (-100% + 10%)] = $100

JPMorgan Structured Investments —	TS-7
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund

Historical Information

The following graphs show the historical weekly performance of the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund from January 5, 2007 through July 13, 2012. The graph of the historical Basket performance assumes a Basket level on January 5, 2007 of 100 and the Component Weightings specified on the cover of this pricing supplement on that date. The closing price of one share of the iShares® MSCI EAFE Index Fund on July 19, 2012 was $50.34. The closing price of one share of the iShares® MSCI Emerging Markets Index Fund on July 19, 2012 was $39.18.

We obtained the various closing prices below from Bloomberg Financial Markets, without independent verification. The historical prices of each Basket Index Fund and the historical levels of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing price per share of any Basket Index Fund on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Basket Index Funds will result in the return of your initial investment in excess of $100 per $1,000 principal amount note, subject to the credit risk of JPMorgan Chase & Co.

JPMorgan Structured Investments —	TS-8
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund